Exhibit 99.1
Baytex Energy Corp.
Condensed Consolidated Interim Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

		As at
	Notes	March 31, 2024	December 31, 2023

ASSETS
Current assets
Cash		$29,140	$55,815
Trade receivables	17	423,119	339,405
Prepaids and other assets	14	17,467	21,530
Financial derivatives	17	5,434	23,274
		475,160	440,024
Non-current assets
Exploration and evaluation assets	5	124,178	90,919
Oil and gas properties	6	6,814,062	6,619,033
Other plant and equipment		9,187	7,936
Lease assets		26,710	28,145
Prepaids and other assets	14	60,434	61,729
Deferred income tax asset	14	207,764	213,145
		$7,717,495	$7,460,931

LIABILITIES
Current liabilities
Trade payables	17	$626,137	$477,295
Financial derivatives	17	14,510	—
Share-based compensation liability	11	16,142	28,508
Dividends payable	10, 17	18,494	18,381
Lease obligations		13,378	13,391
Asset retirement obligations	9	19,328	20,448
		707,989	558,023
Non-current liabilities
Other long-term liabilities		19,622	19,147
Share-based compensation liability	11	2,525	7,224
Credit facilities	7	835,363	848,749
Long-term notes	8	1,602,417	1,562,361
Lease obligations		15,161	16,056
Asset retirement obligations	9	606,161	602,951
Deferred income tax liability	14	26,982	21,333
		3,816,220	3,635,844

SHAREHOLDERS’ EQUITY
Shareholders' capital	10	6,523,438	6,527,289
Contributed surplus		195,090	193,077
Accumulated other comprehensive income		801,480	690,917
Deficit		(3,618,733)	(3,586,196)
		3,901,275	3,825,087
		$7,717,495	$7,460,931

Subsequent events (note 7, note 8, note 10 and note 17)

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income
(thousands of Canadian dollars, except per common share amounts and weighted average common shares) (unaudited)

		Three Months Ended March 31
	Notes	2024	2023

Revenue, net of royalties
Petroleum and natural gas sales	13	$984,192	$555,336
Royalties		(209,171)	(93,253)
		775,021	462,083

Expenses
Operating		173,435	112,408
Transportation		29,835	17,005
Blending and other		64,208	59,681
General and administrative		22,412	11,734
Transaction costs		1,539	8,871
Exploration and evaluation	5	18	163
Depletion and depreciation		344,137	165,999
Share-based compensation	11	9,523	9,823
Financing and interest	15	61,267	23,725
Financial derivatives loss (gain)	17	26,862	(14,625)
Foreign exchange loss (gain)	16	39,937	(63)
(Gain) loss on dispositions and swaps		(2,661)	336
Other expense (income)		1,071	(1,058)
		771,583	393,999
Net income before income taxes		3,438	68,084
Income tax expense	14
Current income tax expense		1,680	1,120
Deferred income tax expense		15,801	15,523
		17,481	16,643
Net (loss) income		$(14,043)	$51,441
Other comprehensive income
Foreign currency translation adjustment		110,563	(548)
Comprehensive income		$96,520	$50,893

Net (loss) income per common share	12
Basic		$(0.02)	$0.09
Diluted		$(0.02)	$0.09

Weighted average common shares (000's)	12
Basic		821,710	545,062
Diluted		821,710	548,078

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Notes	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at December 31, 2022		$5,499,664	$89,879	$756,195	$(3,315,321)	$3,030,417
Vesting of share awards		3,421	—	—	—	3,421
Comprehensive (loss) income		—	—	(548)	51,441	50,893
Balance at March 31, 2023		$5,503,085	$89,879	$755,647	$(3,263,880)	$3,084,731

Balance at December 31, 2023		$6,527,289	$193,077	$690,917	$(3,586,196)	$3,825,087
Vesting of share awards	10	1,167	—	—	—	1,167
Repurchase of common shares for cancellation	10	(5,018)	2,013	—	—	(3,005)
Dividends declared	10	—	—	—	(18,494)	(18,494)
Comprehensive income (loss)		—	—	110,563	(14,043)	96,520
Balance at March 31, 2024		$6,523,438	$195,090	$801,480	$(3,618,733)	$3,901,275

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

		Three Months Ended March 31
	Notes	2024	2023

CASH PROVIDED BY (USED IN):
Operating activities
Net (loss) income for the period		$(14,043)	$51,441
Adjustments for:
Unrealized foreign exchange loss (gain)	16	38,718	(213)
Exploration and evaluation	5	18	163
Depletion and depreciation		344,137	165,999
Non-cash financing and interest	15	7,987	5,350
Non-cash other income	9	—	(1,271)
Unrealized financial derivatives loss (gain)	17	32,350	(9,210)
(Gain) loss on dispositions and swaps		(2,661)	336
Deferred income tax expense	14	15,801	15,523
Asset retirement obligations settled	9	(6,511)	(4,126)
Change in non-cash working capital		(32,023)	(39,054)
Cash flows from operating activities		383,773	184,938

Financing activities
(Decrease) increase in credit facilities		(21,555)	24,551
Payments on lease obligations		(4,872)	(1,155)
Repurchase of common shares	10	(3,005)	—
Dividends declared	10	(18,494)	—
Change in non-cash working capital		2,005	—
Cash flows (used in) from financing activities		(45,921)	23,396

Investing activities
Additions to exploration and evaluation assets	5	—	(490)
Additions to oil and gas properties	6	(412,551)	(233,136)
Additions to other plant and equipment		(2,257)	(441)
Property acquisitions		(35,403)	(506)
Proceeds from dispositions		25	235
Change in non-cash working capital		85,659	26,985
Cash flows used in investing activities		(364,527)	(207,353)

Change in cash		(26,675)	981
Cash, beginning of period		55,815	5,464
Cash, end of period		$29,140	$6,445

Supplementary information
Interest paid		$18,289	$30,469
Income taxes paid		$4,544	$—

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended March 31, 2024 and 2023
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.     REPORTING ENTITY

Baytex Energy Corp. (the “Company” or “Baytex”) is an energy company engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and in Texas, United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.     BASIS OF PREPARATION

The condensed consolidated interim financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). These condensed consolidated financial statements do not include all the necessary annual disclosures as prescribed by IFRS and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2023 ("2023 annual consolidated financial statements").

The consolidated financial statements were approved by the Board of Directors of Baytex on May 9, 2024.

The consolidated financial statements have been prepared on a historical cost basis, with the exception of derivative financial instruments and share-based compensation liability, which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars which is the functional currency of the Company. References to “US$” are to United States ("U.S.") dollars. All financial information is rounded to the nearest thousand, except per share amounts or when otherwise indicated.

The audited 2023 annual consolidated financial statements of the Company are available through its filings on SEDAR+ at www.sedarplus.ca and through the U.S. Securities and Exchange Commission at www.sec.gov.

Estimation Uncertainty

Management makes judgments and assumptions about the future in deriving estimates used in preparation of these consolidated financial statements in accordance with IFRS. Sources of estimation uncertainty include estimates used to determine economically recoverable oil, natural gas, and natural gas liquids reserves, the recoverable amount of long-lived assets or cash generating units, the fair value of financial derivatives, the provision for asset retirement obligations and the provision for income taxes and the related deferred tax assets and liabilities.

Environmental Reporting Regulations

Environmental reporting for public enterprises continues to evolve and the Company may be subject to additional future disclosure requirements. The International Sustainability Standards Board ("ISSB") has issued an IFRS Sustainability Disclosure Standard with the objective to develop a global framework for environmental sustainability disclosure. The Canadian Sustainability Standards Board has released proposed standards that are aligned with the ISSB release, but include suggestions for Canadian-specific modifications. The Canadian Securities Administrators have also issued a proposed National Instrument 51-107 Disclosure of Climate-related Matters which sets forth additional reporting requirements for Canadian Public Companies. Baytex continues to monitor developments on these reporting requirements and has not yet quantified the cost to comply with these regulations.

Material Accounting Policies

Except as described below, the accounting policies, critical accounting judgments and significant estimates used in these consolidated financial statements are consistent with those used in the preparation of the 2023 annual consolidated financial statements.

New Accounting Standards Adopted

Effective January 1, 2024, Baytex adopted amendments to IAS 1 Presentation of Financial Statements which was issued by the IASB in January 2020. The amendments further clarify the requirements for the presentation of liabilities as current or non-current in the consolidated statements of financial position.

In October 2022, the IASB issued Non-current Liabilities with Covenants which amended IAS 1 Presentation of Financial Statements. The amendments specify the classification and disclosure of a liability with covenants and is effective January 1, 2024.

These amendments have not had a material impact on our consolidated financial statements.

3.     BUSINESS COMBINATION

On June 20, 2023, Baytex closed the acquisition of Ranger Oil Corporation (“Ranger”), a publicly traded oil and gas exploration and production company with operations in the Eagle Ford. Baytex acquired all of the issued and outstanding common shares of Ranger and is treated as the acquirer for accounting purposes. The acquisition increases Baytex's Eagle Ford scale and provides an operating platform to effectively allocate capital across the Western Canadian Sedimentary Basin and the Eagle Ford.

The acquisition was accounted for as a business combination with the net assets and liabilities recorded at fair value at the acquisition date. The total consideration of US$1.6 billion ($2.1 billion) consisted of $732.8 million of cash consideration and 311.4 million Baytex common shares valued at approximately $1.3 billion (based on the closing price of Baytex’s common shares of $4.26 per share on the Toronto Stock Exchange on June 20, 2023). Under the terms of the agreement, Ranger shareholders received 7.49 Baytex shares plus US$13.31 cash for each share of Ranger common stock.

The fair value of oil and gas properties acquired is primarily based on estimated cash flows associated with proved and probable oil and gas reserves acquired and the discount rate. Factors that impact these reserves cash flows include forecasted production volumes, royalty obligations, operating and capital costs, taxes and commodity prices. The estimation of reserves cash flows involves the expertise of the independent qualified reserve evaluators. Any changes to these estimates and assumptions could impact the calculation of the recoverable amount and the carrying value of assets. The fair value of the acquired oil and gas properties were determined using a discount rate of 12.2%.

Asset retirement obligations were determined using internal estimates of the timing and estimated costs associated with the abandonment and reclamation of the wells and facilities acquired using a market rate of interest of 9.0%.

The total consideration paid and estimates of the fair value of the assets and liabilities acquired as at the date of the acquisition are set forth in the table below. The preliminary purchase price equation is based on management's best estimate of the assets acquired and liabilities assumed. Adjustments to these initial estimates may be required upon finalizing the value of net assets acquired which will be completed during the second quarter of 2024. There were no measurement period adjustments recorded during the three months ended March 31, 2024.

	USD	CAD (1)
Consideration
Cash	$553,150	$732,840
Common shares issued	1,001,196	1,326,435
Share based compensation (2)	20,107	26,638
Total consideration	$1,574,453	$2,085,913

Fair value of net assets acquired
Oil and gas properties (3)	$2,337,173	$3,096,404
Working capital deficiency excluding bank debt and financial derivatives (3)(4)	(120,565)	(159,731)
Financial derivatives	17,030	22,562
Lease assets	15,708	20,811
Lease obligations	(15,708)	(20,811)
Credit facilities	(282,000)	(373,608)
Long-term notes	(429,676)	(569,256)
Asset retirement obligations	(23,632)	(31,310)
Deferred income tax asset (4)	76,123	100,852
Net assets acquired	$1,574,453	$2,085,913
(1)Exchange rate used to translate the U.S. denominated values above is the rate as at the closing date being CAD/USD 1.32485.
(2)Following closing of the transaction, holders of awards outstanding under Ranger's share based compensation plans are entitled to Baytex common shares rather than Ranger common shares with adjustment to the quantity outstanding based on the exchange ratio for Ranger shares. The fair value of share awards allocated to consideration was based on the service period that had occurred prior to the acquisition date while the remaining fair value of the share awards assumed by Baytex will be recognized over the remaining future service periods (note 11). Included in this balance is $21.3 million (US$16.1 million) of awards that were fully vested at close of the Ranger acquisition and $5.3 million (US$4.0 million) of cash-based awards included in share-based compensation liability.
(3)During 2023, adjustments were recorded to the preliminary fair value to reflect circumstances that existed as at the acquisition date. These adjustments relate to an update in operating results which increased our working capital deficiency by $16.4 million (US$12.4 million) with an offset to oil and gas properties and an increase in the deferred income tax asset of $1.6 million (US$1.2 million) as a result.
(4)Includes $70.3 million (US$53.0 million) of cash. Trade receivables acquired is net of a provision for expected credit losses of approximately $0.3 million.

4.    SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the geographic location and nature of the underlying operations:

•Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada;
•U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the Eagle Ford in Texas.; and
•Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended March 31	2024	2023	2024	2023	2024	2023	2024	2023

Revenue, net of royalties
Petroleum and natural gas sales	$416,313	$385,622	$567,879	$169,714	$—	$—	$984,192	$555,336
Royalties	(56,564)	(43,855)	(152,607)	(49,398)	—	—	(209,171)	(93,253)
	359,749	341,767	415,272	120,316	—	—	775,021	462,083

Expenses
Operating	85,403	91,180	88,032	21,228	—	—	173,435	112,408
Transportation	18,210	17,005	11,625	—	—	—	29,835	17,005
Blending and other	64,208	59,681	—	—	—	—	64,208	59,681
General and administrative	—	—	—	—	22,412	11,734	22,412	11,734
Transaction costs	—	—	—	—	1,539	8,871	1,539	8,871
Exploration and evaluation	18	163	—	—	—	—	18	163
Depletion and depreciation	116,996	119,471	224,439	44,964	2,702	1,564	344,137	165,999
Share-based compensation	—	—	—	—	9,523	9,823	9,523	9,823
Financing and interest	—	—	—	—	61,267	23,725	61,267	23,725
Financial derivatives loss (gain)	—	—	—	—	26,862	(14,625)	26,862	(14,625)
Foreign exchange loss (gain)	—	—	—	—	39,937	(63)	39,937	(63)
(Gain) loss on dispositions and swaps	(2,411)	336	(250)	—	—	—	(2,661)	336
Other expense (income)	—	(1,271)	—	—	1,071	213	1,071	(1,058)
	282,424	286,565	323,846	66,192	165,313	41,242	771,583	393,999
Net income (loss) before income taxes	77,325	55,202	91,426	54,124	(165,313)	(41,242)	3,438	68,084
Income tax expense
Current income tax expense							1,680	1,120
Deferred income tax expense							15,801	15,523
							17,481	16,643
Net (loss) income	$77,325	$55,202	$91,426	$54,124	$(165,313)	$(41,242)	$(14,043)	$51,441

Additions to exploration and evaluation assets	—	490	—	—	—	—	—	490
Additions to oil and gas properties	158,126	184,116	254,425	49,020	—	—	412,551	233,136
Property acquisitions	34,275	506	1,128	—	—	—	35,403	506
Proceeds from dispositions	(25)	(235)	—	—	—	—	(25)	(235)

	March 31, 2024	December 31, 2023
Canadian assets	$2,422,342	$2,289,083
U.S. assets	5,253,822	5,112,493
Corporate assets	41,331	59,355
Total consolidated assets	$7,717,495	$7,460,931

5.    EXPLORATION AND EVALUATION ASSETS

	March 31, 2024	December 31, 2023
Balance, beginning of period	$90,919	$168,684
Property acquisitions	34,138	18,486
Divestitures	—	(2,965)
Property swaps	(67)	1,000
Exploration and evaluation expense	(18)	(8,896)
Transfer to oil and gas properties (note 6)	(794)	(83,530)
Foreign currency translation	—	(1,860)
Balance, end of period	$124,178	$90,919

At March 31, 2024 and December 31, 2023, there were no indicators of impairment or impairment reversal for exploration and evaluation assets in any of the Company's cash generating units ("CGUs").

6.    OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2022	$12,042,216	$(7,421,450)	$4,620,766
Capital expenditures	1,012,787	—	1,012,787
Corporate acquisition (note 3)	3,096,404	—	3,096,404
Property acquisitions	20,263	—	20,263
Transfers from exploration and evaluation assets (note 5)	83,530	—	83,530
Transfers from lease assets	7,611	—	7,611
Change in asset retirement obligations (note 9)	54,166	—	54,166
Divestitures	(660,920)	317,651	(343,269)
Property swaps	(2,975)	3,756	781
Impairment loss	—	(833,662)	(833,662)
Foreign currency translation	(127,065)	66,501	(60,564)
Depletion	—	(1,039,780)	(1,039,780)
Balance, December 31, 2023	$15,526,017	$(8,906,984)	$6,619,033
Capital expenditures	412,551	—	412,551
Property acquisitions	1,314	—	1,314
Transfers from exploration and evaluation assets (note 5)	794	—	794
Transfers from lease assets	3,684	—	3,684
Change in asset retirement obligations (note 9)	2,413	—	2,413
Property swaps	997	682	1,679
Foreign currency translation	205,950	(91,921)	114,029
Depletion	—	(341,435)	(341,435)
Balance, March 31, 2024	$16,153,720	$(9,339,658)	$6,814,062

At March 31, 2024, there were no indicators of impairment or impairment reversal for oil and gas properties in any of the Company's CGUs.

At December 31, 2023, the Company identified indicators of impairment for oil and gas properties in the legacy non-operated Eagle Ford CGU due to changes in reserves and in the Viking CGU due to changes in reserves and a loss recorded on disposition of an asset. The recoverable amounts for the two CGUs were not sufficient to support their carrying values which resulted in an impairment loss of $833.7 million recorded at December 31, 2023. The recoverable amount for each CGU is based on estimated cash flows associated with proved and probable oil and gas reserves from an independent reserve report prepared as at December 31, 2023 utilizing a discount rate based on Baytex's corporate weighted average cost of capital adjusted for asset specific factors. The after-tax discount rates applied to the cash flows were between 12% and 14%.

7.    CREDIT FACILITIES

	March 31, 2024	December 31, 2023
Credit facilities - U.S. dollar denominated (1)	$223,926	$311,980
Credit facilities - Canadian dollar denominated	626,000	552,756
Credit facilities - principal (2)	849,926	864,736
Unamortized debt issuance costs	(14,563)	(15,987)
Credit facilities	$835,363	$848,749
(1)U.S. dollar denominated credit facilities balance was US$165.5 million as at March 31, 2024 (December 31, 2023 - US$236.3 million).
(2)The decrease in the principal amount of the credit facilities outstanding from December 31, 2023 to March 31, 2024 is the result of net repayments of $21.6 million, partially offset by an increase in the reported amount of U.S. denominated debt of $6.8 million due to foreign exchange.

At March 31, 2024, Baytex had US$1.1 billion ($1.5 billion) of revolving credit facilities (the "Credit Facilities") that mature on April 1, 2026. The Credit Facilities are secured and are comprised of a US$50 million operating loan and a US$750 million syndicated revolving loan for Baytex and a US$45 million operating loan and a US$255 million syndicated revolving loan for Baytex's wholly-owned subsidiary, Baytex Energy USA, Inc.

The Credit Facilities contain standard commercial covenants in addition to the financial covenants detailed below. Advances under the Credit Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, bankers’ acceptance discount rates or secured overnight financing rates ("SOFR"), plus applicable margins.

The weighted average interest rate on the Credit Facilities was 8.1% for the three months ended March 31, 2024 (6.0% for three months ended March 31, 2023).

The following table summarizes the financial covenants applicable to the Credit Facilities and our compliance therewith at March 31, 2024.

Covenant Description	Position as at March 31, 2024	Covenant
Senior Secured Debt (1) to Bank EBITDA (2) (Maximum Ratio)	0.4:1.0	3.5:1.0
Interest Coverage (3) (Minimum Ratio)	10.3:1.0	3.5:1.0
Total Debt (4) to Bank EBITDA (2) (Maximum Ratio)	1.1:1.0	4:0:1.0
(1)"Senior Secured Debt" is calculated in accordance with the credit facility agreement and is defined as the principal amount of the Credit Facilities and other secured obligations identified in the credit facility agreement. As at March 31, 2024, the Company's Senior Secured Debt totaled $849.9 million.
(2)"Bank EBITDA" is calculated based on terms and definitions set out in the credit facility agreement which adjusts net income or loss for financing and interest expenses, income tax, non-recurring losses, certain specific unrealized and non-cash transactions and is calculated based on a trailing twelve-month basis including the impact of material acquisitions as if they had occurred at the beginning of the twelve month period. Bank EBITDA for the twelve months ended March 31, 2024 was $2.2 billion.
(3)"Interest coverage" is calculated in accordance with the credit facility agreement and is computed as the ratio of Bank EBITDA to financing and interest expense, excluding certain non-cash transactions, and is calculated on a trailing twelve-month basis including the impact of material acquisitions as if they had occurred at the beginning of the twelve month period. Financing and interest expense for the twelve months ended March 31, 2024 was $211.3 million.
(4)"Total Debt" is calculated in accordance with the credit facility agreement and is defined as all obligations, liabilities, and indebtedness of Baytex excluding trade payables, share-based compensation liability, dividends payable, asset retirement obligations, leases, deferred income tax liabilities, other long-term liabilities and financial derivative liabilities. As at March 31, 2024, the Company's Total Debt totaled $2.5 billion of principal amounts outstanding.

At March 31, 2024, Baytex had $5.7 million of outstanding letters of credit, $4.3 million of which is under a $20 million uncommitted unsecured demand revolving letter of credit facility (December 31, 2023 - $5.6 million outstanding). Letters of credit under this facility are guaranteed by Export Development Canada and do not use capacity available under the Credit Facilities.

On May 9, 2024, Baytex extended the maturity of the Credit Facilities from April 1, 2026 to May 9, 2028. There are no changes to the loan balances or financial covenants as a result of the amendment. As a result of the amendment, borrowing in Canadian funds currently based on the banker's acceptance rate will be replaced with borrowings based on the Canadian Overnight Repo Rate Average ("CORRA").

8.    LONG-TERM NOTES

	March 31, 2024	December 31, 2023
8.75% notes due April 1, 2027 (1)	$554,555	$541,114
8.50% notes due April 30, 2030 (2)	1,082,600	1,056,361
Total long-term notes - principal (3)	1,637,155	1,597,475
Unamortized debt issuance costs	(34,738)	(35,114)
Total long-term notes - net of unamortized debt issuance costs	$1,602,417	$1,562,361
(1)The U.S. dollar denominated principal outstanding of the 8.75% notes was US$409.8 million as at March 31, 2024 (December 31, 2023 - US$409.8 million).
(2)The U.S. dollar denominated principal outstanding of the 8.50% notes was US$800.0 million as at March 31, 2024 (December 31, 2023 - US$800.0 million).
(3)The increase in the principal amount of long-term notes outstanding from December 31, 2023 to March 31, 2024 is the result of changes in the reported amount of U.S. denominated debt of $39.7 million due to changes in the CAD/USD exchange rate used to translate the U.S. denominated amount of long-term notes outstanding.

On April 1, 2024, we closed a private offering of the US$575 million aggregate principal amount of senior unsecured notes due 2032 ("7.375% Senior Notes"). The 7.375% Senior Notes were priced at 99.266% of par to yield 7.500% per annum, bear interest at a rate of 7.375% per annum and mature on March 15, 2032. The 7.375% Senior Notes are redeemable at our option, in whole or in part, at specified redemption prices on or after March 15, 2027 and will be redeemable at par from March 15, 2029 to maturity. Proceeds from the 7.375% Senior Notes were used to redeem the remaining US$409.8 million aggregate principal amount of the outstanding 8.75% Senior Notes at 104.375% of par value, pay the related fees and expenses associated with the offering, and repay a portion of the debt outstanding on our Credit Facilities.

The long-term notes do not contain any significant financial maintenance covenants but do contain standard commercial covenants for debt incurrence and restricted payments.

9.    ASSET RETIREMENT OBLIGATIONS

	March 31, 2024	December 31, 2023
Balance, beginning of period	$623,399	$588,923
Liabilities incurred (1)	7,922	24,185
Liabilities settled	(6,511)	(26,416)
Liabilities assumed from corporate acquisition (note 3)	—	31,310
Liabilities acquired from property acquisitions	81	11
Liabilities divested	(328)	(43,153)
Property swaps	(728)	76
Accretion (note 15)	4,927	20,406
Government grants (2)	—	(1,271)
Change in estimate (1)	3,319	17,067
Changes in discount and inflation rates (1)(3)	(8,828)	12,914
Foreign currency translation	2,236	(653)
Balance, end of period	$625,489	$623,399
Less current portion of asset retirement obligations	19,328	20,448
Non-current portion of asset retirement obligations	$606,161	$602,951
(1)The total of these items reflects the total change in asset retirement obligations of $2.4 million per Note 6 - Oil and Gas Properties ($54.2 million increase in 2023).
(2)Certain government grants were provided by the Government of Alberta and the Government of Saskatchewan under programs that were completed during the year ended December 31, 2023. During the three months ended March 31, 2024, no amounts have been recognized under these programs ($1.3 million for the year ended December 31, 2023).
(3)The discount and inflation rates used to calculate the liability for our Canadian operations at March 31, 2024 were 3.3% and 1.8% respectively (December 31, 2023 - 3.0% and 1.6%). The discount and inflation rates used to calculate the liability for our U.S. operations at March 31, 2024 were 4.3% and 2.2%, respectively (December 31, 2023 - 4.0% and 2.1%).

10.    SHAREHOLDERS' CAPITAL

The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10.0 million preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at March 31, 2024, no preferred shares have been issued by the Company and all common shares issued were fully paid. The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meeting of the holders of common shares. All common shares rank equally with regard to the Company's net assets in the event the Company is wound-up or terminated.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2022	544,930	$5,499,664
Issued on corporate acquisition	311,370	1,326,435
Vesting of share awards	5,892	26,229
Common shares repurchased and cancelled	(40,511)	(325,039)
Balance, December 31, 2023	821,681	$6,527,289
Vesting of share awards	272	1,167
Common shares repurchased and cancelled	(631)	(5,018)
Balance, March 31, 2024	821,322	$6,523,438

Normal Course Issuer Bid ("NCIB") Share Repurchases

During 2023, Baytex renewed the NCIB under which Baytex is permitted to purchase for cancellation 68.4 million common shares over the 12-month period commencing June 29, 2023.

Purchases are made on the open market at prices prevailing at the time of the transaction. During the three months ended March 31, 2024, Baytex repurchased and cancelled 0.6 million common shares at an average price of $4.76 per share for total consideration of $3.0 million. During 2023, Baytex repurchased and cancelled 40.5 million common shares at an average price of $5.48 per share for total consideration of $221.9 million. The total consideration paid includes the commissions and fees paid as part of the transaction and is recorded as a reduction to shareholders' equity. The shares repurchased and cancelled are accounted for as a reduction in shareholders' capital at historical cost, with any discount paid recorded to contributed surplus and any premium paid recorded to retained earnings.

Dividends

On February 28, 2024, the Company's Board of Directors declared a quarterly cash dividend of $0.0225 per share which was paid on April 1, 2024 for shareholders on record as at March 15, 2024. On May 9, 2024, the Company's Board of Directors declared a quarterly cash dividend of $0.0225 per share to be paid on July 2, 2024 for shareholders on record as at June 14, 2024.

11.    SHARE-BASED COMPENSATION PLAN

For the three months ended March 31, 2024 the Company recorded total share-based compensation expense of $9.5 million ($9.8 million for the three months ended March 31, 2023) which is comprised of the expense related to cash-settled awards.

The Company's closing share price on the Toronto Stock Exchange on March 31, 2024 was $4.89 (December 31, 2023 - $4.38 and March 31, 2023 - $5.07).

Share Award Incentive Plan

Baytex has a Share Award Incentive Plan pursuant to which it issues restricted and performance awards. A restricted award entitles the holder of each award to receive one common share of Baytex or the equivalent cash value at the time of vesting. A performance award entitles the holder of each award to receive between zero and two common shares or the cash equivalent value on vesting; the number of common shares issued is determined by a performance multiplier. The multiplier can range between zero and two and is calculated based on a number of factors determined and approved by the Board of Directors on an annual basis. The Share Awards vest in equal tranches on the first, second and third anniversaries of the grant date. The cumulative expense is recognized at fair value at each period end and is included in share-based compensation liability.

In 2023, Baytex became the successor to Ranger's Share Award Plan (note 3). Awards outstanding as at the closing day of the acquisition were converted to restricted awards that will be settled in shares of Baytex or with cash, with the quantity outstanding adjusted based on the exchange ratio for the business combination with Ranger.

The weighted average fair value of share awards granted during the three months ended March 31, 2024 was $4.27 per restricted and performance award ($5.49 for the three months ended March 31, 2023).

The number of share awards outstanding is detailed below:

(000s)	Number of restricted awards	Number of performance awards	Total number of share awards
Balance, December 31, 2022	762	4,796	5,558
Granted	41	2,641	2,682
Assumed on corporate acquisition (1)	10,789	—	10,789
Vested	(9,302)	(3,767)	(13,069)
Forfeited	(11)	(315)	(326)
Balance, December 31, 2023	2,279	3,355	5,634
Granted	—	2,304	2,304
Added by performance factor	—	523	523
Vested	(1,193)	(2,443)	(3,636)
Balance, March 31, 2024	1,086	3,739	4,825
(1)Following the closing of the transaction, holders of awards outstanding under Ranger's Share Award Plan were entitled to Baytex common shares rather than Ranger common shares with adjustment to the quantity outstanding based on the exchange ratio for Ranger shares. The fair value of share awards allocated to consideration was based on the service period that had occurred prior to the acquisition date (note 3) while the remaining fair value of the share awards assumed by Baytex will be recognized over the remaining future service periods.

Incentive Award Plan

Baytex has an Incentive Award Plan whereby the participants of the plan are entitled to receive a cash payment equal to the value of one Baytex common share per incentive award at the time of vesting. The incentive awards vest in equal tranches on the first, second and third anniversaries of the grant date. The cumulative expense is recognized at fair value at each period end and is included in share-based compensation liability.

During the three months ended March 31, 2024, Baytex granted 3.3 million awards under the Incentive Award Plan at a fair value of $4.26 per award (1.5 million awards at $5.49 per award for the three months ended March 31, 2023). At March 31, 2024 there were 5.3 million awards outstanding under the Incentive Award Plan (4.5 million awards outstanding at December 31, 2023).

Deferred Share Unit Plan ("DSU Plan")

Baytex has a DSU Plan whereby each independent director of Baytex is entitled to receive a cash payment equal to the value of one Baytex common share per DSU award on the date at which they cease to be a member of the Board. The awards vest immediately upon being granted and are expensed in full on the grant date. The units are recognized at fair value at each period end and are included in share-based compensation liability.

During the three months ended March 31, 2024, Baytex granted 0.1 million awards under the DSU Plan at a fair value of $4.29 per award (0.2 million awards at $5.49 per award for the three months ended March 31, 2023). At March 31, 2024, there were 1.3 million awards outstanding under the DSU Plan (1.2 million awards outstanding at December 31, 2023).

12.    NET INCOME PER SHARE

Baytex calculates basic income or loss per share based on the net income or loss attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted to common shares. The treasury stock method is used to determine the dilutive effect of share awards whereby the potential conversion of share awards and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the period.

	Three Months Ended March 31
	2024			2023
	Net loss	Weighted average common shares (000s)	Net loss per share	Net income	Weighted average common shares (000s)	Net income per share
Net (loss) income - basic	$(14,043)	821,710	$(0.02)	$51,441	545,062	$0.09
Dilutive effect of share awards	—	—	—	—	3,016	—
Net (loss) income - diluted	$(14,043)	821,710	$(0.02)	$51,441	548,078	$0.09

For the three months ended March 31, 2024, all share awards were excluded from the calculation of diluted loss per share as their effect was anti-dilutive given the Company recorded a loss. For the three months ended March 31, 2023, no share awards were excluded from the calculation of diluted income per share as their effect was dilutive.

13.     PETROLEUM AND NATURAL GAS SALES

Petroleum and natural gas sales from contracts with customers for the Company's Canadian and U.S. operating segments is set forth in the following table.

	Three Months Ended March 31
	2024			2023
	Canada	U.S.	Total	Canada	U.S.	Total
Light oil and condensate	$95,221	$505,894	$601,115	$146,456	$142,011	$288,467
Heavy oil	304,924	—	304,924	217,085	—	217,085
NGL	6,368	39,562	45,930	6,059	15,774	21,833
Natural gas sales	9,800	22,423	32,223	16,022	11,929	27,951
Total petroleum and natural gas sales	$416,313	$567,879	$984,192	$385,622	$169,714	$555,336

Included in accounts receivable at March 31, 2024 is $353.1 million of accrued receivables related to delivered volumes (December 31, 2023 - $271.1 million).

14.    INCOME TAXES

The provision for income taxes has been computed as follows:

	Three Months Ended March 31
	2024	2023
Net income before income taxes	$3,438	$68,084
Expected income taxes at the statutory rate of 24.64% (2023 – 24.80%)	847	16,885
Change in income taxes resulting from:
Effect of foreign exchange	4,847	(30)
Effect of rate adjustments for foreign jurisdictions	(1,817)	(2,176)
Effect of change in deferred tax benefit not recognized (1)	11,729	(30)
Repatriation and related taxes	2,277	—
Adjustments, assessments and other	(402)	1,994
Income tax expense	$17,481	$16,643
(1)A deferred tax asset of $52.1 million remains unrecognized due to uncertainty surrounding future commodity prices and future capital gains (December 31, 2023 - $40.4 million). These deferred income tax assets relate to capital losses of $141.5 million and non-capital losses of $140.8 million.

In June 2016, certain indirect subsidiary entities received reassessments from the Canada Revenue Agency ("CRA") that deny non-capital loss deductions relevant to the calculation of income taxes for the years 2011 through 2015. Following objections and submissions, in November 2023 the CRA issued notices of confirmation regarding their prior reassessments. In February 2024, Baytex filed notices of appeal with the Tax Court of Canada and we estimate it could take between two and three years to receive a judgment. The reassessments do not require us to pay any amounts in order to participate in the appeals process. Should we be unsuccessful at the Tax Court of Canada, additional appeals are available; a process that we estimate could take another two years and potentially longer.

We remain confident that the tax filings of the affected entities are correct and will defend our tax filing positions. During Q4/2023, we purchased $272.5 million of insurance coverage for a premium of $50.3 million which will help manage the litigation risk associated with this matter. The most recent reassessments issued by the CRA assert taxes owing by the trusts of $244.8 million, late payment interest of $166.6 million as at the date of reassessments and a late filing penalty in respect of the 2011 tax year of $4.1 million.

By way of background, we acquired several privately held commercial trusts in 2010 with accumulated non-capital losses of $591.0 million (the "Losses"). The Losses were subsequently deducted in computing the taxable income of those trusts. The reassessments, as confirmed in November 2023, disallow the deduction of the Losses for two reasons. First, the reassessments allege that the trusts were resettled and the resulting successor trusts were not able to access the losses of the predecessor trusts. Second, the reassessments allege that the general anti-avoidance rule of the Income Tax Act (Canada) operates to deny the deduction of the losses. If, after exhausting available appeals, the deduction of Losses continues to be disallowed, either the trusts or their corporate beneficiary will owe cash taxes, late payment interest and potentially penalties. The amount of cash taxes owing, late payment interest and potential penalties are dependent upon the taxpayer(s) ultimately liable (the trusts or their corporate beneficiary) and the amount of unused tax shelter available to the taxpayer(s) to offset the reassessed income, including tax shelter from subsequent years that may be carried back and applied to prior years.

15.    FINANCING AND INTEREST

	Three Months Ended March 31
	2024	2023
Interest on Credit Facilities	$18,289	$6,216
Interest on long-term notes	34,678	12,094
Interest on lease obligations	313	65
Cash interest	$53,280	$18,375
Amortization of debt issue costs	3,060	524
Accretion on asset retirement obligations (note 9)	4,927	4,826
Financing and interest	$61,267	$23,725

16.    FOREIGN EXCHANGE

	Three Months Ended March 31
	2024	2023
Unrealized foreign exchange loss (gain)	$38,718	$(213)
Realized foreign exchange loss	1,219	150
Foreign exchange loss (gain)	$39,937	$(63)

17.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial assets and liabilities are comprised of cash, trade receivables, trade payables, dividends payable, financial derivatives, Credit Facilities and long-term notes. The fair value of trade receivables and trade payables approximates carrying value due to the short term to maturity. The fair value of the Credit Facilities is equal to the principal amount outstanding as the Credit Facilities bear interest at floating rates and credit spreads that are indicative of market rates. The fair value of the long-term notes is determined based on market prices.

The carrying value and fair value of the Company's financial instruments carried on the condensed consolidated statements of financial position are classified into the following categories:

	March 31, 2024		December 31, 2023
	Carrying value	Fair value	Carrying value	Fair value	Fair Value Measurement Hierarchy
Financial Assets
Fair value through profit and loss
Financial derivatives	$5,434	$5,434	$23,274	$23,274	Level 2
Total	$5,434	$5,434	$23,274	$23,274

Amortized cost
Cash	$29,140	$29,140	$55,815	$55,815	—
Trade receivables	423,119	423,119	339,405	339,405	—
Total	$452,259	$452,259	$395,220	$395,220

Financial Liabilities
Fair value through profit and loss
Financial derivatives	$(14,510)	$(14,510)	$—	$—	Level 2
Total	$(14,510)	$(14,510)	$—	$—

Amortized cost
Trade payables	$(626,137)	$(626,137)	$(477,295)	$(477,295)	—
Dividends payable	(18,494)	(18,494)	(18,381)	(18,381)	—
Credit Facilities	(835,363)	(849,926)	(848,749)	(864,736)	—
Long-term notes	(1,602,417)	(1,710,974)	(1,562,361)	(1,653,118)	Level 1
Total	$(3,082,411)	$(3,205,531)	$(2,906,786)	$(3,013,530)

There were no transfers between Level 1 and Level 2 during the three months ended March 31, 2024 and 2023.

Foreign Currency Risk

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities recorded in entities with a Canadian dollar functional currency at the reporting date are as follows:

	Assets		Liabilities
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
U.S. dollar denominated	US$10,376	US$17,923	US$1,270,700	US$1,249,725

Commodity Price Risk

Financial Derivative Contracts

As at May 9, 2024 Baytex had the following commodity financial derivative contracts for the period subsequent to March 31, 2024.

	Remaining Period	Volume	Price/Unit (1)	Index
Oil
Basis differential	Apr 2024 to Jun 2024	4,000 bbl/d	Baytex pays: WCS differential at Hardisty Baytex receives: WCS differential at Houston less US$8.10/bbl	WCS
Basis differential	July 2024 to Dec 2024	9,000 bbl/d	Baytex pays: WCS differential at Hardisty Baytex receives: WCS differential at Houston less US$8.34/bbl	WCS
Basis differential	Apr 2024 to Dec 2024	3,000 bbl/d	Baytex pays: WCS differential at Hardisty Baytex receives: WCS differential at Houston less US$8.27/bbl	WCS
Basis differential (2)	July 2024 to Dec 2024	3,000 bbl/d	Baytex pays: WCS differential at Hardisty Baytex receives: WCS differential at Houston less US$8.25/bbl	WCS
Basis differential	July 2024 to Dec 2024	6,000 bbl/d	WTI less US$13.58/bbl	WCS
Basis differential	Apr 2024 to Dec 2024	2,750 bbl/d	WTI less US$2.94/bbl	MSW
Basis differential	July 2024 to Dec 2024	3,500 bbl/d	WTI less US$2.78/bbl	MSW
Basis differential (2)	Jan 2025 to Dec 2025	2,000 bbl/d	WTI less US$2.75/bbl	MSW
Collar	Apr 2024 to Jun 2024	35,250 bbl/d	US$60.00/US$100.00	WTI
Collar	July 2024 to Dec 2024	10,000 bbl/d	US$60.00/US$100.00	WTI
Collar	July 2024 to Sep 2024	10,000 bbl/d	US$60.00/US$100.00	WTI
Collar	Oct 2024 to Dec 2024	2,500 bbl/d	US$60.00/US$100.00	WTI
Collar	July 2024 to Dec 2024	2,500 bbl/d	US$60.00/US$94.15	WTI
Collar	July 2024 to Dec 2024	1,500 bbl/d	US$60.00/US$90.35	WTI
Collar	July 2024 to Dec 2024	1,000 bbl/d	US$60.00/US$90.00	WTI
Collar	July 2024 to Dec 2024	2,000 bbl/d	US$60.00/US$85.00	WTI
Collar	July 2024 to Dec 2024	2,000 bbl/d	US$60.00/US$84.60	WTI
Collar	July 2024 to Dec 2024	5,000 bbl/d	US$60.00/US$84.15	WTI
Collar	Oct 2024 to Dec 2024	3,500 bbl/d	US$60.00/US$87.10	WTI
Collar	Oct 2024 to Dec 2024	3,500 bbl/d	US$60.00/US$85.75	WTI
Collar	Jan 2025 to Mar 2025	5,000 bbl/d	US$60.00/US$88.70	WTI
Collar (2)	Jan 2025 to Mar 2025	2,500 bbl/d	US$60.00/US$90.20	WTI
Collar (2)	Jan 2025 to Mar 2025	2,500 bbl/d	US$60.00/US$90.05	WTI
Collar (2)	Jan 2025 to Mar 2025	2,500 bbl/d	US$60.00/US$90.00	WTI
Collar (2)	Jan 2025 to Jun 2025	2,500 bbl/d	US$60.00/US$94.25	WTI
Collar (2)	Jan 2025 to Jun 2025	2,500 bbl/d	US$60.00/US$93.90	WTI
Collar (2)	Jan 2025 to Jun 2025	5,000 bbl/d	US$60.00/US$91.95	WTI
Collar (2)	Jan 2025 to Jun 2025	2,500 bbl/d	US$60.00/US$90.00	WTI

Natural Gas
Collar	Apr 2024 to Dec 2024	5,000 mmbtu/d	US$3.00/US$4.19	NYMEX
Collar	Apr 2024 to Dec 2024	8,500 mmbtu/d	US$3.00/US$4.15	NYMEX
Collar	Apr 2024 to Dec 2024	5,000 mmbtu/d	US$3.00/US$4.10	NYMEX
Collar	Apr 2024 to Dec 2024	2,500 mmbtu/d	US$3.00/US$4.09	NYMEX
Collar	Apr 2024 to Dec 2024	2,500 mmbtu/d	US$3.00/US$4.06	NYMEX
Collar	Apr 2024 to Jun 2024	11,538 mmbtu/d	US$2.33/US$3.00	NYMEX
Collar	Jan 2025 to Dec 2025	7,000 mmbtu/d	US$3.00/US$4.01	NYMEX
Collar (2)	Jan 2025 to Dec 2025	7,000 mmbtu/d	US$3.00/US$4.32	NYMEX
(1)Based on the weighted average price per unit for the period.
(2)Contract entered subsequent to March 31, 2024.

The following table sets forth the realized and unrealized gains and losses recorded on financial derivatives.

	Three Months Ended March 31
	2024	2023
Realized financial derivatives gain	$(5,488)	$(5,415)
Unrealized financial derivatives loss (gain)	32,350	(9,210)
Financial derivatives loss (gain)	$26,862	$(14,625)

18.    CAPITAL MANAGEMENT

The Company's capital management objective is to maintain a strong balance sheet that provides financial flexibility to execute its development programs, provide returns to shareholders and optimize its portfolio through strategic acquisitions. Baytex strives to actively manage its capital structure in response to changes in economic conditions. At March 31, 2024, the Company's capital structure was comprised of shareholders' capital, long-term notes, trade receivables, prepaids and other assets, trade payables, share-based compensation liability, dividends payable, cash and the Credit Facilities.

In order to manage its capital structure and liquidity, Baytex may from time-to-time issue equity or debt securities, enter into business transactions including the sale of assets or adjust capital spending to manage current and projected debt levels. There is no certainty that any of these additional sources of capital would be available if required.

The capital-intensive nature of Baytex's operations requires the maintenance of adequate sources of liquidity to fund ongoing exploration and development. Baytex's capital resources consist primarily of adjusted funds flow, available Credit Facilities and proceeds received from the divestiture of oil and gas properties. The following capital management measures and ratios are used to monitor current and projected sources of liquidity.

Net Debt

The Company uses net debt to monitor its current financial position and to evaluate existing sources of liquidity. The Company defines net debt to be the sum of our Credit Facilities and long-term notes outstanding adjusted for unamortized debt issuance costs, trade payables, dividends payable, share-based compensation liability, other long-term liabilities, cash, trade receivables and prepaids and other assets. Baytex also uses net debt projections to estimate future liquidity and whether additional sources of capital are required to fund ongoing operations.

The following table reconciles net debt to amounts disclosed in the primary financial statements.

	March 31, 2024	December 31, 2023
Credit Facilities	$835,363	$848,749
Unamortized debt issuance costs - Credit Facilities (note 7)	14,563	15,987
Long-term notes	1,602,417	1,562,361
Unamortized debt issuance costs - Long-term notes (note 8)	34,738	35,114
Trade payables	626,137	477,295
Share-based compensation liability	18,667	35,732
Dividends payable	18,494	18,381
Other long-term liabilities	19,622	19,147
Cash	(29,140)	(55,815)
Trade receivables	(423,119)	(339,405)
Prepaids and other assets	(77,901)	(83,259)
Net Debt	$2,639,841	$2,534,287

Adjusted Funds Flow

Adjusted funds flow is used to monitor operating performance and the Company's ability to generate funds for exploration and development expenditures and settlement of abandonment obligations. Adjusted funds flow is comprised of cash flows from operating activities adjusted for changes in non-cash working capital, asset retirements obligations settled during the applicable period and transaction costs.

Adjusted funds flow is reconciled to amounts disclosed in the primary financial statements in the following table.

	Three Months Ended March 31
	2024	2023
Cash flows from operating activities	$383,773	$184,938
Change in non-cash working capital	32,023	39,054
Asset retirement obligations settled	6,511	4,126
Transaction costs	1,539	8,871
Adjusted Funds Flow	$423,846	$236,989